GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

May 16, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
correspondence submitted May 9, 2011 regarding
Definitive Proxy Statement on Schedule 14A Filed April 27, 2011
File No. 333-152286

Dear Mr. Reynolds:

We are responding to your comments contained in the Staff letter, dated May 10, 2011, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 27, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 16

1.
We note your response to comment three in our letter dated May 3, 2011, particularly your statement that “the only named executive officers who received stock awards pursuant to the Earn-In Agreement (as reported in Note 13 of the 2010 Annual Report on Form 10-K) were An Fu and Dan Li, both of whom have been included in the Summary Compensation Table.” The second footnote on page 13 of your proxy statement states that, pursuant to an Earn-In Agreement, Yunlu Yin exercised his call right and purchased 9,858,750 shares of your common stock. Please advise, or revise the table accordingly. If a revision is necessary, please provide draft disclosure.

Response:

Prior to the Reverse Merger as previously described, Yunlu Yin was the majority shareholder of the PRC subsidiaries with a 72% ownership interest. As part of the Reverse Merger and pursuant to the Earn-in Agreement, Mr. Yin entered into certain trust agreements with appointed individuals to act on his behalf due to certain restrictions under the laws of the People’s Republic of China. The transactions with respect to these trust agreements were described in the Definitive Proxy Statement on Schedule 14A (“Certain Relationships and Related Transactions”).  In our Response Letter dated May 9, 2011 (responding to Staff Comment #1 in the Staff Comment Letter dated May 3, 2011), we identified each of the applicable Trust Agreements and advised that we will file the Trust Agreements, as requested by the Staff, as exhibits to an amendment to the Current Report on Form 8-K (Amendment 3) once all Staff comments (and our responses thereto) have been cleared.

At the completion of the Reverse Merger and pursuant to the Earn-In Agreement, Mr. Yin regained control of his 72% original ownership interest in the PRC subsidiaries without the introduction of any new capital into the Company or the receipt of any additional benefit or shares of common stock. In connection with regaining control of his original ownership interest, and as a consequence of the Earn-In Agreement, Mr. Yin issued to certain of the Company’s employees an aggregate of 2,279,930 shares of common stock as compensation for their past services to the Company.  The aggregate 2,279,930 shares of common stock issued by Mr. Yin to such employees constituted the total $6 million of stock compensation reported in Note 13 of the Company’s Annual Report on Form 10-K for the year ended December 13, 2010.  Of these individuals, Messrs. Fu and Li are the only named executive officers of the Company, each of whom has been disclosed in the Summary Compensation Table. The transfer of shares of common stock by Mr. Yin, as the then majority shareholder of the Company, to individuals as compensation for past services to the Company was accounted for in accordance with SAB Topic 5T.

2.	We note your response to comment four in our letter dated May 3, 2011. Please provide draft disclosure of the Outstanding Equity Awards at Fiscal Year-End Table.

Response:

We will amend the Definitive Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and we propose disclosure of the Outstanding Equity Awards at Fiscal Year-End Table (with related footnotes) as follows:

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards; Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested	Equity incentive plan awards; Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards’ Market or payout value of unearned shares, units or other rights that have not vested (#)
An Fu	-	-	-	-	-	52,000(1)	$136,126(1)	-	-
Dan Li	-	-	-	-	-	39,000(1) (2)	$102,094(1) (2)	-	-

(1)
As referenced in Footnote 2 to the Summary Compensation Table, the stock awards granted to Messrs. Fu and Li were issued as part of a series of transactions pursuant to the Earn-In Agreement, as further described in “Certain Relationships and Related Transactions” contained in this proxy statement.  As a result of the Earn-In Agreement, and subject to the achievement of certain targets, Mr. Fu earned a total stock award in 2010 of 208,000 shares of common stock, 156,000 of which were issued in 2010, with the remaining 52,000 shares issued in 2011.  Thus, a total stock award of 52,000 shares of common stock valued at $136,126 was outstanding as of December 31, 2010.

(2)
As a result of the Earn-In Agreement, and subject to the achievement of certain targets, Mr. Li earned a total stock award in 2010 of 156,000 shares, 117,000 of which were issued in 2010, with the remaining 39,000 shares of common stock issued in 2011.  Thus, a total stock award of 39,000 shares valued at $102,094 was outstanding as of December 31, 2010.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Yunlu Yin Yunlu Yin Chief Executive Office